August 10, 2010

Mr. Russell Mancuso

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Tornier B.V.
Registration Statement on Form S-1 (File No. 333-167370)

Dear Mr. Mancuso:

On behalf of Tornier B.V. (the “Company”), set forth below are the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) pertaining to the Company’s Registration Statement on Form S-1 filed on June 8, 2010, amended on July 15, 2010 (the “Registration Statement”) in respect of the initial public offering of its ordinary shares, contained in your letter dated August 2, 2010 to the Company.  On behalf of the Company, we hereby submit to the Commission Amendment No. 2 to the Registration Statement (the “Second Amendment”) that contains changes made in response to the Staff’s comments.  To facilitate your review, we have set forth each of your comments below with the Company’s corresponding response.  We have enclosed a copy of the Second Amendment that is marked to show changes made to the Registration Statement, and references to page numbers below pertain to the page numbers in the marked version of the Second Amendment submitted herewith.  Defined terms used herein without definition have the meanings ascribed to them in the Second Amendment.

* * * * * * * * * *

Form S-1 Facing Page

1.                                      Comment:  We note your response to prior comment 1 that the conversion will not involve an additional issuance of securities.  Given the differences in the rights of shareholders of the two entities, please tell us how you concluded that the securities of Tornier N.V. would not be new securities under the U.S. federal securities laws.

Response:  The Company respectfully advises the Staff that upon the conversion from a Dutch B.V. into a Dutch N.V., neither a new entity is created nor new securities issued, but rather the same legal entity will assume a different legal status.  Additionally, there will be no change to the rights of shareholders upon conversion.  The Company’s shares, as currently listed on the Company’s share register, will be the same shares after the effectuation of the conversion from a B.V. to an N.V.

2.                                      Comment:  We note your response to prior comments 17, 23, 29, 75, 91, and 111.  Please note that we may have further comment on your disclosure once the requested information is provided.

Response:  The Company respectfully advises the Staff that it acknowledges and understands the Staff’s Comment and will revise the Registration Statement in a subsequent amendment to take into account any Comments the Staff may have regarding these items.

We obtain some of our products through private-label distribution agreements, page 11.

3.                                      Comment:  Regarding your responses to prior comments 14 and 18:

•                                          Please expand the references to the terms of the agreements to clarify when the agreements end.  For example, from your disclosure that the agreements’ terms “range from one to five years,” it is unclear if the terms end in 2015 or whether they have lesser remaining terms.

•                                          Please expand the reference to “terminated upon notice” to disclose, if applicable, other circumstances under which the agreements could be terminated.

Response:  The Company has revised the Registration Statement on pages 11 and 12 to comply with the Staff’s comment. Additionally the Company respectfully advises the Staff that it believes none of the private-label distribution agreements is material to its business and is not required to be disclosed any further than already disclosed in the Registration Statement.

If we are subject to any future intellectual property lawsuits, page 16

4.                                      Comment:  We reissue the second sentence of prior comment 19.  It is unclear where you quantified the portion of your business that would be affected.

Response:  The Company has revised the Registration Statement on page 16 to comply with the Staff’s comment.

The sale or availability for sale of substantial amounts of our ordinary shares, page 36

5.                                      Comment:  Please tell us why you do not disclose the risk concerning your plans to enter into a registration rights agreement.

Response:  The Company has revised the Registration Statement on page 36 to add disclosure in response to the Staff’s comment.

Special Note Regarding Forward-Looking Statements and Industry Data, page 39

6.                                      Comment:  Your response to prior comment 24 does not appear to reflect the requirements of Rule 436.  Please revise.

Response:  The Company respectfully advises the Staff that Millennium Research Group (“Millennium”) provides the Company with certain market information that the Company uses in evaluating its business and developing its marketing plans.  With the consent of Millennium, the Company has provided some of this supporting data in the Registration

Statement; however, Millennium has done so as an industry analyst and does not hold itself out as an “expert.”  Therefore, Millennium is not named as an “expert” in the Registration Statement and thus does not fall within the scope of Rule 436 under the Securities Act.  As a result, the Company does not believe that the Millennium consent is required to be filed.

Capitalization, page 41

7.                                      Comment:  We note your response to prior comment 27 that even though cash and cash equivalents are not part of total capitalization, you believe the information is incremental and beneficial to investors.  However, we continue to believe that the balance of cash and cash equivalents should not be presented in the capitalization table since it is not part of capitalization.  Please revise to remove the company’s cash balance from this section.

Response:  The Company has revised the Registration Statement on page 42 to comply with the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition, page 49

Corporate Transactions, page 50

8.                                      Comment:  We note your revisions in response to prior comment 29.  With respect to each related party agreement that was not filed or that you do not plan to file, please expand your response to explain why it is not required to be filed pursuant to Item 601(b)(10) of Regulation S-K.  Address each agreement separately.

Response:  The Company respectfully advises the Staff that it is filing herewith or will file by subsequent amendment exhibits 10.22, 10.23, 10.24, 10.25, 10.26, 10.28, 10.29, 10.30, 10.31, 10.32, 10.33, 10.34, 10.36, 10.37, 10.38 and 10.39, each of which is referred to in the Related Party Section of the Registration Statement.

Regulation S-K Item 601(b)(10), which provides for the filing of material contracts, states:

(ii)  If the contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed unless it falls within one or more of the following categories, in which case it shall be filed except where immaterial in amount or significance:

(A)  Any contract to which directors, officers, promoters, voting trustees, security holders named in the registration statement or report, or underwriters are parties other than contracts involving only the purchase or sale of current assets having a determinable market price, at such market price;

The Company further notes the following with respect to each of the agreements that are included in the Related Party Section of the Registration Statement, but which will not be filed as exhibits:

Tepha, Inc., or Tepha.  The Company’s agreement with Tepha is a license and supply agreement made in the ordinary course of business.  Furthermore, the Company has not yet generated any revenues under the agreement and potential payments to Tepha will amount to less than 1% of the Company’s 2009 fiscal year revenues.  The Company therefore respectfully advises the Staff that the agreement is immaterial in amount and significance and will not be filed as an exhibit under Item 601(b)(10)(ii).

Orthovert, Inc., or Orthovert.  The Company’s stock purchase agreement with Orthovert is not material to the business, as the maximum number of ordinary shares issued under it amount to significantly less than 1% of the Company’s currently outstanding ordinary shares.  Furthermore, both of the products that the Company acquired by means of the transaction remain in the developmental stage and do not currently contribute to revenues.  The Company therefore respectfully advises the Staff that the agreement will not be filed as an exhibit under Item 601(b)(2).

Incumed, Inc., or Incumed.  The Company’s agreement with Incumed is a consulting agreement made in the ordinary course of business.  Furthermore, payments to Incumed in 2008, though sufficient to require disclosure under Item 404, amounted to less than 1% of the Company’s 2009 fiscal year revenues.   The Company therefore respectfully advises the Staff that the agreement is immaterial in amount and significance and will not be filed as an exhibit under Item 601(b)(10)(ii).

Biosurface Engineering Technologies, Inc., or BioSET.  The Company’s agreement with BioSET is a development and distribution agreement made in the ordinary course of business.  Furthermore, the  products involved in the agreement have yet to receive premarket approval by the U.S. Food and Drug Administration and do not currently contribute to revenues. In addition, the payments the Company has made under the agreement amount to less than 1% of the Company’s 2009 fiscal year revenues.  The Company therefore respectfully advises the Staff that the agreement is immaterial in amount and significance and will not be filed as an exhibit under Item 601(b)(10)(ii).

LifeCell Corporation, or LifeCell.  The Company’s agreement with LifeCell is a license and distribution agreement made in the ordinary course of business.  Since its sale to Kinetic Concepts, Inc., in 2008, LifeCell is no longer a related party of the Company.  Furthermore, the annual minimum sale obligations under the agreement currently amount to less than 1% of the Company’s 2009 fiscal year revenues.  The Company therefore respectfully advises the Staff that the agreement is immaterial in amount and will not be filed as an exhibit under Item 601(b)(10)(ii).

Components of Results of Operations, page 52

Special Charges, page 53

9.                                      Comment:  We note your response to prior comment 30 that you did implement exit activities as defined in ASC 280-10-50 and you believe all disclosures required by SAB

Topic 5.P.4 and the FASB ASC are included in the filing.  Please tell us where you have disclosed the expected effects on future earnings and cash flows resulting from the exit plan (for example, reduced depreciation, reduced employee expense, etc.).  Please note that those amounts should be quantified and disclosed, along with the initial period in which those effects are expected to be realized.

Response:  The Company has revised the Registration Statement on pages 57, 60 and 61 to comply with the Staff’s comment.

Critical Accounting Policies and Estimates, page 68

10.                               Comment:  We note your response to prior comments 99 and 100 regarding the accounting for surgical instruments.  Please revise to include a discussion of your accounting for surgical instruments in critical accounting policies and estimates, similar to your response.

Response:  The Company has revised the Registration Statement on page 69 to comply with the Staff’s comment.

Share-Based Compensation, page 71

Significant Factors Used In Determining Fair Value, page 72

11.                               Comment:  We continue to defer our final evaluation of stock-based compensation until the estimated offering price is specified, and we may have further comments in that regard when you file an amendment containing that information.

Response:  The Company respectfully advises the Staff that it acknowledges and understands the Staff’s comment and will revise the Registration Statement in a subsequent amendment once pricing information is available to take into account the Staff’s comment.

12.                               Comment:  We reference the response to prior comment 45 regarding the options issued in June 2010.  Please revise your filing to disclose the fair value of the options issued in June 2010 and any subsequent periods, and include a discussion of how the estimated fair value was determined.  Please also disclose significant fair value assumptions for your common shares and the period over which the compensation charge will be recognized.

Response:  The Company has revised the Registration Statement on pages 73 and 74 to comply with the Staff’s comment.

Manufacturing and Supply, page 93

13.                               Comment:  Please tell us where you revised the disclosure in response to prior comment 52 with respect to the private label distribution agreements mentioned in the second full paragraph on page 94.

Response:  The Company has revised the Registration Statement on page 94 to comply with the Staff’s comment. Additionally the Company respectfully advises the Staff that it believes none of the private-label distribution agreements is material to its business and is not required to be disclosed any further than already disclosed in the Registration Statement.

Directors and Executive Officers, page 104

14.                               Comment:  We note your revisions in response to prior comment 60.  Please expand your disclosure to explain how the qualifications, attributes or skills of the directors relate to your “business and structure” as a reason for the board’s conclusion that the director should serve at this time.

Response:  The Company respectfully advises the Staff that our disclosure with regards to the directors and officers currently describes how the qualifications, attributes and skills of the directors relate to our business and serve as a reason for the board’s conclusion that each of the directors is qualified to serve at this time.  We believe that we have satisfied our disclosure obligations under Form S-1.

Related Party Transactions, page 135

15.                               Comment:  Tell us where you have provided disclosure pursuant to Item 404 of Regulation S-K with respect to the June 4, 2010 share issuance described on page 131 in response to prior comment 72.

Response: The Company has revised the Registration Statement on page 139 to comply with the Staff’s comment.

Acquisitions and Other Corporate Transactions with Related Parties, page 136

16.                               Comment:  We reissue the first sentence of prior comment 77.  For instance, we note that the disclosure in the last sentences of the first and second paragraphs on page 138 speaks as of December 29, 2008.

Response:  The Company has revised the Registration Statement on pages 139 to comply with the Staff’s comment.  In addition, the Company respectfully advises the Staff that pursuant to the Instructions to Item 404(a), which provides for the disclosure of the aggregate amount of all periodic payments or installments due on or after the beginning of the registrant’s last fiscal year, the Company disclosed the future minimum payments due on or after the beginning of the Company’s last completed fiscal year, which began on December 29, 2008.

17.                               Comment:  Regarding your response to prior comment 83.

•                                          Tell us where you filed as exhibits the agreements related to the subsequent increases in rent payments mentioned in the first two paragraphs on page 138;

•                                          Reconcile the disclosure in the first paragraph on page 138 that you entered into a lease agreement with SCI Calyx on September 3, 2008 with the reference on page II-6 to the commercial lease dated July 2008 to be filed as exhibit 10.26; and

•                                          Reconcile the disclosure in the second paragraph on page 138 that you entered into a lease agreement with Cymaise SCI on December 29, 2007 with the reference on page II-6 to the commercial lease dated April 2008 to be filed as exhibit 10.25.

Response:  The Company has revised the Registration Statement on page II-6 and II-7 to comply with the Staff’s comment.  The inconsistent dates were included in error.  In addition, the Company respectfully advises the Staff that the rent increases are reflected in the respective rent agreements, which are filed as Exhibits 10.22, 10.23, 10.24, 10.25 and 10.26.

Form of Ordinary Shares, page 140

18.                               Comment:  We reissue prior comment 84.  It remains unclear from the revised disclosure on page 140 whether the transfer of registered shares will require a written deed and acknowledgement by you.

Response:  The Company has revised the Registration Statement on page 141 to comply with the Staff’s comment.

Market Abuse, page 144

19.                               Comment:  We note your revisions in response to prior comment 86; however, it remains unclear that you have described all of the circumstances in which your investors may be subject to sanction under the cited rules.  Please revise your disclosure accordingly.  Please also expand to ensure you have described all sanctions to which investors may be subject.

Response:  The Company has revised the Registration Statement on page 145 to comply with the Staff’s comment.

Choice of Law and Exclusive Jurisdiction, page 145

20.                               Comment:  We note your response to prior comment 87.  Please provide us your analysis of whether the exclusivity provisions mentioned in this section conflict with the provisions of the United States federal securities laws.

Response:  The Company respectfully advises the Staff that it has decided not to include this provision in its amended Articles of Association that it will adopt prior to completion of this offering. As a result, the Company has deleted this disclosure from the Registration Statement on page 146.

Differences in Corporate Law, page 146

21.                               Comment:  We reissue prior comment 89.  The disclosure provided in this section should clearly explain the material differences and effect of the differences between the jurisdictions.

Response:  The Company has revised the Registration Statement on pages 146 through 154 to comply with the Staff’s comment.

Repurchase of Shares, page 149

22.                               Comment:  We note your response to prior comment 90.  Please revise your disclosure to describe the scope of the restriction.

Response:  The Company has revised the Registration Statement on page 150 to comply with the Staff’s comment.

Other Relationships, page 168

23.                               Comment:  We reissue prior comment 95 with respect to the disclosure in the first paragraph of this section.

Response:  The Company has revised the Registration Statement on page 169 to remove the references to ordinary course transactions with certain of the underwriters as the Company does not believe these relationships are material.

Consolidated Financial Statements

Note 2.  Significant Accounting Policies, page F-8

Revenue Recognition, page F-9

24.                               Comment:  Please revise to disclose that you do not have any arrangements with distributors that allow for pricing adjustments, similar to your response to prior comment 98.

Response:  The Company has revised the Registration Statement on page F-9 to comply with the Staff’s comment.

Note 20.  Litigation, page F-41

25.                               Comment:  We see the response to prior comment 107.  It continues to remain unclear how you can conclude that a loss is not probable and reasonably estimable for the legal matter discussed in Note 20 since a verdict was rendered on July 31, 2009.  Tell us whether you have received a legal opinion on this matter from your attorneys.  In addition, please revise to disclose the date that you filed the appeal to the verdict and to update the current status of the appeal.

Response:  The Company respectfully advises the Staff with regard to the legal matter discussed in Note 20 that, while it has not received a formal written legal opinion from its legal counsel, in consultation with its legal counsel, the Company has considered all the relevant guidance included in ASC 450-20-55-12 in making its assessment of the probability of the incurrence of a loss, and whether the existence of any such loss is reasonably estimable, specifically related to this matter.  The Company has had extensive discussions with its legal counsel regarding the facts of the case, assessments as to the legality of the claims asserted in relation to our defenses, and legal counsel assessments of possible outcomes of the appeals process.  While the Company acknowledges that a verdict was rendered on July 31, 2009, that verdict was rendered by a civil jury and is now being appealed by the Company based on a defense that it believes to be strong.  Furthermore, the original jury verdict included an assessment of $2.6 million in actual damages and $4 million in punitive damages.  The original court struck the award of punitive damages on March 31, 2010 as a result of the Company’s motion which indicated that it believed punitive damages were not applicable under existing law in situations similar to the matter in question. The Company is also appealing the total assessment of the remaining actual damages.  The Company has considered the progress of the case, the views of legal counsel and the facts and arguments presented at the original jury trial and the Company intends to vigorously defend its position through the appellate courts.  The Company believes it must assess the probability of the incurrence of a loss, and the ability to reasonably estimate such loss, based on the possible outcomes of the entire legal process including the appeals process.  The Company believes its legal appeal is strong and that the range of possible outcomes is between zero and $6.6 million. After assessing all relevant information, the Company does not believe there to be a reasonably estimable loss within the range of possible outcomes that is probable of occurring. As a result, the Company has not recorded an accrual for any loss related to this issue. The Company does acknowledge that the incurrence of a loss is reasonably possible and has disclosed this fact including the range of possible outcomes within Note 20.  The Company has also revised the Registration Statement on page F-43 to comply with the Staff’s comments.

In addition to the changes discussed above, the Company has also amended the Registration Statement to update information and to correct typographical errors.  Please do not hesitate to contact Cristopher Greer at (212) 728-8214 or the undersigned at (212) 728-8529 with any further questions or comments.

Very truly yours,

/s/ John M. DeSisto
John M. DeSisto

Enclosures

cc:	Mr. Tom Jones, Staff Attorney
Carmen L. Diersen, Global Chief Financial Officer
Cristopher Greer, Esq.